UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

Health Grades, Inc.

(Name of Subject Company)

Health Grades, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42218Q102

(CUSIP Number of Class of Securities)

Allen Dodge

Executive Vice President and Chief Financial Officer

500 Golden Ridge Road, Suite 100

Golden, Colorado 80401

(303) 716-0041

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Peter D. Lyons, Esq.

Christa A. D’Alimonte, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

Douglas R. Wright, Esq.

Jason Day, Esq.

Faegre & Benson LLP

3200 Wells Fargo Center

1700 Lincoln Street

Denver, Colorado 80203

(303) 607-3500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc., a Delaware corporation (“Health Grades”), with the Securities and Exchange Commission (the “SEC”) on August 10, 2010, as amended by Amendment No. 1 thereto filed by Health Grades with the SEC on August 17, 2010 and Amendment No. 2 thereto filed by Health Grades with the SEC on August 18, 2010 (the “Schedule 14D-9”), relating to the cash tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of Health Grades’ common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.20 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes.  The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on August 10, 2010, as amended by Amendment No. 1 thereto filed by Purchaser and Parent with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Purchaser and Parent with the SEC on August 18, 2010, and Amendment No. 3 thereto filed by Purchaser and Parent with the SEC on August 23, 2010 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the terms and conditions set forth in the Offer to Purchase dated August 10, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following two paragraphs immediately following the fourth paragraph under the caption entitled “Litigation.”

On August 17, 2010, another putative stockholder class action suit styled as Sarah E. Tomsky v. Health Grades, Inc., et al., Case No. 1:10-cv-01962-WDM, was filed in the United States District Court for the District of Colorado against Health Grades, the directors of Health Grades, certain officers of Health Grades and Vestar.  The complaint generally alleges that the directors of Heath Grades breached their fiduciary duties in the process of negotiating and entering into the Merger Agreement. In that regard, the complaint includes, among other things, allegations that the consideration to be received for Health Grades is unfair and inadequate; that the Merger Agreement includes inappropriate “no solicitation,” “match right,” “termination fee” and “Top-Up Option” provisions; that the Board may consider alternatives to the transaction but only under a limited set of circumstances, and that the combined effect of these provisions is to preclude other bidders from bidding for Health Grades; that the “Top-Up Option” is invalid because the Board did not determine the terms of the consideration for the “Top-Up Shares”, and because it impairs appraisal rights and is a sham transaction; and that both the Board and Health Grades failed to disclose material facts in connection with the Merger or disclosed materially misleading information.  The complaint also asserts that Health Grades and Vestar aided and abetted these alleged breaches by the directors of Health Grades of their fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief (including enjoining consummation of the Tender Offer, the “Top-Up Option”, and the Merger), rescission of the Merger, unspecified damages, declaratory relief stating that the “Top-Up Option” is invalid and may not be exercised under Delaware law, and payment of plaintiff’s attorneys’ costs and fees. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(E) hereto.

On August 18, 2010, the Court of Chancery of the State of Delaware held a hearing in the Forgo and Weigard cases.  At the hearing, the Court ordered expedited discovery and scheduled a preliminary injunction hearing for September 3, 2010, limited to certain allegations of breach of fiduciary duty relating to the process of negotiating and entering into the Merger Agreement.  Specifically, the Court ordered discovery and a hearing as to whether the “no shop” and “termination fee” provisions in the Merger Agreement are appropriate under the circumstances.  The Court declined to order expedited discovery or a hearing on the plaintiffs’ claims that Health Grades’ disclosures in the Schedule 14D-9 were inadequate or that the “Top-Up Option” violated Delaware law.

Item 9.         Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document
(a)(5)(E)	Shareholder Class Action Complaint and Jury Demand dated August 17, 2010 (Sarah E. Tomsky v. Health Grades, Inc., et. al.) (incorporated by reference to Exhibit (a)(10) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and Chief Financial Officer

Dated: August 20, 2010